Exhibit 99.2

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on January 21, 2026.

CONTROL #

VOTE BY MAIL

Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting of Members to be held at 10:00 a.m., local time, on January 23, 2026, and at any adjournment or adjournments thereof, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Members - E-Home Household Service Holdings Limited

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED PROPOSAL.

1. THAT:
a share consolidation of the Company's issued and unissued ordinary shares (the "Ordinary Shares") be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-eighty (80) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the "Board") in its sole discretion within 180 calendar days after the date of passing of this resolution (the "Share Consolidation"), and in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date	Signature	Signature, if held jointly
______________________	________________________________	________________________________

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

E - HOME HOUSEHOLD SERVICE HOLDINGS LIMITED EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON JANUARY 23, 2026 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS The Notice and Proxy Statement are available at: https://ts.vstocktransfer.com/irhlogin/I - EHOME DETACH CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS undersigned, revoking all prior proxies, hereby appoints Wenshan Xie and Chunming Xie, or, failing them, the Chairperson of The Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of E - Home the Service Holdings Limited (the “Company”) which the undersigned will be entitled to vote if personally present at the Household General Meeting of Members (or any adjournment or posteponement thereof) of the Company to be held on January Extraordinary 2026, at 10:00 a.m., local time (10:00 p.m. Eastern Time on January 22, 2026), upon matters set forth in the Proxy Statement, a 23, of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorize d t o copy vote, in their discretion, upon such other business as may properly come before the meeting. PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE THIS INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL LISTED. Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by E - Home Household Service Holdings Limited, in Electronic materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. mailing sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email i nfo rmation, or if To via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials submitting electronically in future mailings for this issuer: Email Address:________________________________________ PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)